788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 16-319
April 12, 2016

Platinum Group Metals Second Quarter Results and Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the second quarter ended February 29, 2016 and provides recent highlights and outlook. For details of the consolidated financial statements and Management’s Discussion and Analysis for the six months ended February 29, 2016, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in United States dollars unless otherwise stated. The Company holds cash in Canadian dollars, United States dollars and South African Rand. Changes in exchange rates may create variances in the cash holdings reported in United States dollars.

Recent Highlights

•	The Maseve Mine surface milling facility is now complete. Hot commissioning and final checks and testing of the mill were completed in February and March, 2016.

•	The Maseve Mine mill ran for 20 days during hot commissioning in February, 2016. A total of 66,231 tonnes of low grade development material were milled from which 1,049 4E ozs in concentrate were produced and shipped. Commissioning was smooth and mill recoveries and performance has been good.

•	Grade reconciliation from underground sampling to the deposit block model has been good. Underground development has accessed the Merensky Reef in more than 15 headings. Underground development is fully staffed and equipped but is behind schedule.

•	On March 17, 2016 the Company reported new high grade T zone drilling results from the Waterberg deposit including;

-Hole WB195 - 13.91 g/t 3E over 11.87 meters (or 15.03 g/t 3E over 8.68 meters, from 898.32 meters to 907.00 meters).

-Hole WB186 - 5.84 g/t 3E over 19.00 meters from 812.00 meters to 831.00 meters (this hole first announced December 4, 2015).

-Hole WB200 - 5.92 g/t 3E over 7.56 meters from 938.44 meters to 946.00 meters.

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On January 12, 2016 the Company announced an expanded diamond drilling program at Waterberg, located on the Northern Limb of the Bushveld Igneous Complex, South Africa, to delineate and upgrade shallow mineral resources. Pre- feasibility work at Waterberg continues at present.

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On November 20, 2015 the Company announced the draw-down of both a $40 million Senior Secured Loan Facility from the Sprott Resource Lending Partnership and a $40 million Loan Facility from Liberty Metals & Mining Holdings, LLC, a subsidiary of Boston based Liberty Mutual Insurance and the Company’s largest shareholder.

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Results for the Six Months Ended February 29, 2016

During the six months ended February 29, 2016, the Company incurred a net loss of $2.5 million (February 28, 2015 – net loss of $1.1 million). Results for the comparative period in 2015 included the write off of deferred finance fees and finance termination fees amounting to $5.34 million in addition to a foreign exchange gain of $7.6 million. General and administrative expenses during the current period were $3.0 million (February 28, 2015 - $4.1 million), gains on foreign exchange were $0.72 million (February 28, 2015 – $7.6 million) while stock based compensation expense, a non-cash item, totalled $0.88 million (February 28, 2015 - $1.2 million). Finance income consisting of interest earned and property rental fees in the period amounted to $0.5 million (February 28, 2015- $1.9 million). Loss per share for the period amounted to $0.03 as compared to a loss of $0.00 per share for the six month period ending February 28, 2015. During the period the Company completed a share consolidation on the basis of ten old shares for each one new share and all per share amounts have been retrospectively restated.

The Company’s cash position at February 29, 2016 was $48.2 million (August 31, 2015 - $39.1 million). Accounts receivable at February 29, 2016 totalled $5.6 million (August 31, 2015 - $10.1 million) while accounts payable and other liabilities amounted to $5.1 million (August 31, 2015 - $16.4 million). Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration, development and administration costs.

During the six month period ending February 29, 2016, total expenditures by the Company for development, construction, equipment and other costs for the Maseve Mine totaled approximately $60.7 million. Total expenditures on the Waterberg projects were approximately $3.4 million, all of which was funded by joint venture partner the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).

The Maseve Mine, also known as Project 1 of the former Western Bushveld Joint Venture, is fully constructed and is now in the initial ramp up phase of production. First concentrate was produced in February, 2016 with commercial production expected late in calendar 2016. Initial monthly revenue from concentrate sales before commercial production will be treated as a reduction in project capital cost.

Outlook

The Company’s key business objectives for calendar 2016 will be to continue with underground development and production ramp up at the Maseve Mine and to advance the Waterberg Project. Development at the Maseve Mine will continue to utilize a majority of the Company’s cash on hand until production increases and positive cash flow is achieved. Commissioning of the Maseve mill is now complete and initial production of concentrate has begun. The Company commenced production in February 2016 largely with low grade stockpile material to hot commission and balance the mill and flotation circuits. Milling in March of 2016 continued primarily with low grade stockpile material. Mill feed in April 2016 is scheduled to include a higher proportion of ore mined from planned mining blocks.

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Development work in blocks 12, 11, 10 and 9 in the north mine and block 16 in the south mine are critical to the underground mining plans and ramp up profile of production for the Maseve Mine. Underground development at Maseve is behind schedule and Company engineers and third party specialists are working to improve development rates. The volume of stoping material must increase in accordance with the mine plan to meet production ramp-up plans and covenants according to existing loan facilities. Continued performance behind the mine plan schedule, lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing.

The Company plans to continue work on the Waterberg Project with its joint venture partners. Twelve drill rigs were mobilized to the Waterberg site in January 2016 for an expanded drill program which was completed in late March 2016, with a further two holes later approved for deep drilling on the T zone, which are currently in progress.

An updated resource calculation for Waterberg is now due for publication. Publication of the update was delayed due to assay laboratory backlogs. The updated resource calculation will be published imminently and will then be incorporated into pre-feasibility study work already in progress. The pre-feasibility study is planned to be complete in mid-calendar 2016. The scope of the pre-feasibility study now includes portions of the Waterberg Extension Project, due to the May 2015 2nd Amendment to the JOGMEC Agreement. Funding for drilling and engineering at Waterberg is in place from JOGMEC, allowing the project to advance and grow without a significant draw on the Company’s working capital.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit that is being studied for potential mechanized mining.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.
“Frank R. Hallam”
CFO and Director

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For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the construction, development and ramp up of the Maseve Mine (also known as Project 1 of the former Western Bushveld Joint Venture); operational and economic projections with respect to the Maseve Mine; future activities at Waterberg and the funding of such activities; trends in metal prices; the Company’s overall capital requirements and future capital raising activities; plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including; the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.